808 Wilshire Boulevard, 2nd Floor T: 310.255.7700 Santa Monica, California 90401 F: 310.255.7702

April 19, 2012

Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Douglas Emmett, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 22, 2012
File No. 1-33106

Dear Mr. Woody:

We are in receipt of your letter dated March 22, 2012 regarding comments to the above referenced filing.  For your convenience, each of the comments contained in your letter is reprinted below in italics followed by our response:

Comment 1
We note that historically over the last several years, decreases in office rental revenue have been attributed to decreases in occupancy and lower accretion from below-market leases in place at the time of your IPO as these below-market leases expire.  Please tell us and revise future periodic filings to quantify the occupancy rates, the amount of accretion recognized for below-market leases, and the number of below-market leases that expired for all periods presented.

Response to Comment 1
In past filings each quarter, we have disclosed our occupied rates (both office and multifamily) in our MD&A.  The following sets forth data regarding the occupied rates for our consolidated office portfolio for each of the last three years:

Year	Year End Occupancy	Average1 Occupancy
2011	88.4%	88.3%
2010	88.1%	88.5%
2009	90.6%	91.5%

Occupancy in our multifamily portfolio has not varied materially during these periods.

To the extent material, in future periodic filings we will include a similar comparison of any change in the average occupancy rates for the periods being compared.

1 Average occupancy represents the average of the occupancy at the end of the period and the preceding period.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
April 19, 2012

The following sets forth our net accretion from acquired lease intangibles for each of the last three years (dollars in millions):

Year	Net Accretion
2011	$20.5
2010	$26.3
2009	$32.5

To the extent material, in future periodic filings we will include a comparison of any change in the amount of net accretion from acquired lease intangibles for the periods being compared.

We do not think that the absolute number of below market leases expiring is meaningful, nor do we currently calculate it.  Net accretion from acquired lease intangibles depends only incidentally on the number of leases, as it is substantially driven by the lease size and the amount by which each lease was above or below market rates at the time of acquisition.

Comment 2
We note that for FFO purposes you recognize the full impact of the termination fee in the quarter in which the swap is terminated and therefore adjust for the amortization of swap termination fee to arrive at FFO.  It is not clear how this adjustment is consistent with the standards established by NAREIT.  Please clarify and/or revise future periodic filings to label this measure as “Modified” or “Adjusted” FFO and provide reconciliation between this measure and FFO calculated consistent with the standards established by NAREIT.

Response to Comment 2

We believe that recognizing the full swap termination fee in the quarter in which the swap is terminated is consistent with the standards established by NAREIT, although, as we specifically state in our MD&A, we recognize that this was a judgment call.  Our industry treats fixed rate loans and swapped floating rate loans as having the same economic effect (indeed, when we refinance a loan, we solicit both types of loan proposals, and then choose which loan to take based on other terms).  A swap termination fee is economically equivalent to the yield maintenance charge in the context of the more common fixed rate loan.  Because yield maintenance charges are recognized for FFO in the period they are paid, we believe that the swap termination fee is appropriately treated in the same manner.

We recognize our responsibility to specifically and clearly disclose this decision when disclosing FFO.  Thus,

•
Our MD&A states that “we calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (NAREIT), although doing so may still involve some judgments (for example, amortization of the impact of swap terminations).” (emphasis added)

•
Our Regulation G reconciliation specifically breaks out swap termination fees in a separate line item, which is footnoted as follows: “We terminated certain interest rate swaps in November 2010 and December 2011 by paying an amount based on the projected payments due under the swap.  For FFO purposes, we recognize the full impact of the termination in the quarter in which the swap is terminated.  In contrast, under GAAP, we amortize the impact over the remaining life of the swap.”  The footnote then goes on to detail the precise amounts of these items.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
April 19, 2012

Comment 3
Please clarify your basis in GAAP for not considering acquisition-related expenses in arriving at operating income.

Response to Comment 3
We expense transaction costs as incurred in accordance with ASC 805-10-25-23.  However, ASC 805 does not specify how to classify such transaction costs within the statement of operations, and we are not aware of any additional guidance on the topic issued by the FASB or the Staff.  We believe that, for our business, investors are interested in the results of the operations of our properties without the impact of intermittent periodic acquisition related expenses.  Breaking out these expenses in a separate line item before arriving at operating income (i) facilitates such a review; (ii) complies with the requirement of ASC 805; and (iii) provides clear disclosure to enable investors to make their own calculations as they deem appropriate.

Comment 4
Based on disclosures on page 14 and elsewhere in your filing, we note you may engage in development and redevelopment activities with respect to certain of your properties.  Please disclose your capitalization policy.  Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.  In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends.  Lastly, on your consolidated statements of cash flows, please revise future periodic filings to separately present amounts related to capital expenditures and property acquisitions.

Response to Comment 4

We have not engaged in any significant development and redevelopment activities and have not capitalized any interest or real estate taxes since our IPO.  However, in our future Reports on Form 10K, we will include a statement of our capitalization policy relating to development and redevelopment activities.  Our current policy is as follows:

“We capitalize construction and improvement costs, including allocable salaries and related benefits, incurred in connection with development and redevelopment activities to the extent the total carrying amount of investment in real estate does not exceed the estimated fair value at completion.  We also capitalize any real estate taxes and interest costs incurred during construction periods.”

In our future periodic filings, we will also separately present amounts related to capital expenditures and property acquisitions on our consolidated statements of cash flows.

Comment 5
You determined that your derivative valuations in their entirety are classified in Level 2.  We also note that you incorporate credit value adjustments to appropriately reflect both your own nonperformance risk and the respective counterparty’s nonperformance risk.  Please clarify how you considered whether these credit value adjustments utilize Level 3 unobservable inputs and the significance of these credit value adjustments to the overall fair value measurements of your derivatives.  Your response should discuss the factors considered that support your conclusion.

Response to Comment 5
As noted by the Staff, we incorporate credit value adjustments to reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk.  While those credit value adjustments could utilize Level 3 unobservable inputs, in all recent periods we have used Level 2 inputs: the adjustments for our own nonperformance risk were based on the actual credit spreads in our substantially contemporaneous loan transactions and the adjustments for our counterparties (all financial institutions) were based on their Moody’s ratings.

Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
April 19, 2012

In any case, ASC 820 clarifies that the hierarchy classification of a fair value measurement should be based on the lowest level input that is significant to the fair value measurement.  Credit value adjustments have not been significant in determining these values for recent years (dollars in millions):
Year	Total Net Contract Value	Impact of the Credit Value Adjustment	% Total Contract Value
2011	$(97.7)	$3.5	3.5%
2010	$(47.2)	$(1.0)	2.2%

Thus, even if the entire credit value adjustment had been based on Level 3 inputs, we believe that our derivative valuations in their entirety would be properly classified in Level 2.

In connection with the aforementioned responses, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7714.

Sincerely,

/s/ Theodore E. Guth
Theodore E. Guth
Chief Financial Officer
Douglas Emmett, Inc.